                  U.S. Securities and Exchange Commission
                           Washington, D.C. 20549
                              ---------------

                              Form 10-SB/A-1

                              ---------------

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                        BOOK CORPORATION OF AMERICA
                        ----------------------------
               (Name of Small Business Issuer in its charter)


          UTAH                                              87-0375228
----------------------------------                     --------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                          Identification No.)


4894 Mt. Elbrus Drive, San Diego, California                       92117
---------------------------------------------                   -----------
(Address of principal executive Offices)                         (Zip Code)

Issuer's telephone number:    619-565-1073

Securities to be registered under Section 12(b) of the Act:

     None

Securities to be registered under Section 12(g) of the Act:

                       COMMON STOCK, $0.005 PAR VALUE
                       ------------------------------
                              (Title of Class)



INFORMATION REQUIRED IN REGISTRATION STATEMENT
----------------------------------------------
     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which act contains a safe harbor for forward looking statements. Statements made in connection with initial public offerings, however, are not protected by the safe harbor of the Private Securities Litigation Reform Act of 1995. Nonetheless, the Company believes that investors would be benefitted by the cautionary language included in this paragraph. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                                   PART I

Item 1.   Description of Business
-------   -----------------------

     The Company was incorporated under the laws of the State of Utah on November 22, 1978 for the purpose of (1) engaging primarily in the specific business of acquiring, developing, owning, selling, leasing, licensing, exploiting, and otherwise dealing with literary properties and materials, copyrights, licenses, and other tangible and intangible properties in connection with artistic ideas and endeavors, and to carry on a negotiation for, production of, purchase of, sale, licensing, distribution, advertising, and promotion of all rights, privileges, and properties in the entertainment industry, including, but not limited to, all types of theatrical motion pictures, theatrical stage plays, television films, programs and commercials, radio recordings, books, and music publications and music recordings and (2) acting as principal, agent, joint venturer, partner, or in any other capacity which may be authorized or approved by the Board of Directors of the Company. The Company has no "parents" or "predecessors," as those terms are defined under the federal securities laws.

     In 1979 the Company conducted an intrastate public offering of its common stock. On October 10, 1988, the common stock of the Company was reverse split 50 to 1, and the par value was changed from $0.01 to $.005 per share. Also in October 1988, the Company acquired Sun Television Entertainment, Inc., bringing assets of 36 motion picture screenplays (subsequently valued at $-0-) and motion picture production equipment was transferred to the Company by Visto International, Inc.

     Since its inception the Company has sustained continued losses and currently has liabilities in excess of current assets. In addition, the Company has no revenue producing activities and is dependent upon its
officers to provide for its cash requirements.   These factors indicate
considerable doubt as to the Company's ability to continue as a going concern. To date the Company has been unsuccessful in its efforts to develop its entertainment business.


     Therefore, the Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company proposes to seek a business opportunity within the entertainment industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The risks inherent in seeking a business interest are further complicated as a result of the fact that the Company is a dormant company, holds limited resources and is unable to provide a prospective business opportunity with capital.

     The Company's limited resources include property and equipment that have been completely depreciated. In addition, the Company has been unable to market its films which are now more than twenty-five years old. The Company does not anticipate any future market developing for the films, and subsequently, in October 1999 the value of the films were written down to $-0- for each film. Because the Company's resources are limited to depreciated and unmarketable property, the company's ability to acquire a business opportunity with the entertainment industry may be affected.

Sources of Opportunities
------------------------
     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other businesses and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interest of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.


                                     3

Criteria
--------
     The Company intends to focus its search for prospective business opportunities to the area of entertainment. However, should other opportunities become available, the Company may also consider opportunities outside the entertainment industry based on criteria outlined below.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of the management; the potential for success of the opportunity; the potential for growth and expansion; the potential for profit; and other relevant factors.

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the ability to market products, and numerous other factors which are difficult if not impossible to analyze through the application of any objective criteria. In many instances, it is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially augment management, or other factors.

     Generally, the Company will analyze all factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single fact as controlling.

Methods of Participation of Acquisition
---------------------------------------
     Specific business opportunities will be reviewed and on the basis of that review the legal structure or method of participation deemed by management to be suitable will be selected. The Company may consider structures and methods such as leases, purchase and sale agreements, licenses, joint ventures, or other contractual arrangements and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures
----------
     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as: a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; and explanation of proprietary products and services; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

                                     4

Competition
-----------
     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies, organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals who are interested in a business opportunity. Many of these companies and groups have substantial financial and personal resources which give such companies considerable advantage over the Company.

Employees
---------
     The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.

Reports to Security Holders
---------------------------
     Prior to filing of the registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.


Item 2.   Plan of Operations
-------   ------------------
     The Company has no cash on hand and has experienced losses from inception. As of October 31, 1999, the Company had liabilities amounting to $12,593. The Company has no material commitments for capital expenditures for the next twelve months.

     Should a business opportunity become available to the Company, the Company's management may seek to raise additional capital by investment from outsiders in the Company's common stock.

                                     5

Item 3.   Description of Property
-------   -----------------------
     The Company owns filming equipment, including a filming truck, cameras, lights, editing equipment, and other equipment valued at a total depreciated value of $-0-.

     The Company holds nine films in its inventory for licensing or market exploitation. These films have been valued at historical cost of $2,407,000. In 1999, the films were revalued to $-0- because the Company was unable to market them.

     Additionally, the Company owns 412 NTSC 3/4 inch format master video cassettes. These cassettes were valued at a historical cost of $40,000, and have been revalued to a nominal $-0- amount.

     The Company holds the motion picture rights to thirty-six screen plays, three novels, two short stories and fifty story titles and synopses. These rights and screen plays have no current net asset value.

Item 4.   Security Ownership of Certain Beneficial Owners and Management:
          Change in Control.
-------   ----------------------------------------------------------------
     The following table sets forth as of April 1, 2000, the name and the number of shares of the Registrant's Common Stock, par value of $0.005 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 2,349,540 issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as group.

Title of    Name and Address of      Amount and Nature of
Class       Beneficial Owner         Beneficial Ownership (2)    Percentage of Class
----------  ---------------------    --------------------------  --------------------
Common      Philip Yordan (1,3)      1,000,000                   42.56%
            4894 Mt. Elbrus
            San Diego, CA 92117

Common      William Messerli (1)     1,000,000                   42.56%
            1800-5th St. Towers
            150 S. 5th St.
            Minneapolis, MN 55402

Common      Daniel Yordan (1)        0                           0%
            4894 Mt. Elbrus
            San Diego, CA 92117
-------------------------------------------------------------------------------------
            Officers, Directors and
            Nominees as a Group:     2,000,000                   85.12%
            (3 people)
-------------------------------------------------------------------------------------

                                     6

(1) Officer and/or director of the Company.

(2) The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to receive distributions from the Company and proceeds from sales of shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owners of the same shares because there is share power of investment or share rights of ownership.

(3) The shares attributed to Philip Yordan are held in the name of Philip Yordan Productions, Inc., a company in which Mr. Yordan is the owner.

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.
-------   -------------------------------------------------------------
     The following table sets forth the name, age and position of each executive officer and director and the term of office of each director of the Corporation.

NAME                 AGE        POSITION                DIRECTOR OR OFFICER SINCE
------------------   --------   ---------------------   ---------------------------
William Messerli     67         President & Director    October 10, 1988

Philip Yordan        86         Treasurer & Chairman    November 22, 1978
                                of the Board of
                                Directors

Daniel A. Yordan     51         Secretary               November 22, 1978

     Each director serves for a period of one year or until his successor is duly elected and qualified. Officers serve at the will of the Board of Directors.

     William Messerli.   President and Director.
     -----------------   -----------------------
     Mr. Messerli's background includes a successful career in the fields of business, law, and finance. Mr. Messerli did his undergraduate work at the University of Minnesota graduating in 1959 with a B.S. in Business Administration. Mr. Messerli continued his education at the William Mitchell College of Law, St. Paul, Minnesota and received his Juris Doctorate in 1965. He is the founder and senior shareholder of Messerli & Kramer, a 50 lawyer general practice Minneapolis law firm specializing in legislative, tax and corporate matters, in which he was the managing partner for 30 years. In 1975 he founded and is currently a Director and majority stockholder of Burgundy Properties, Inc., a real estate brokerage company specializing in the acquisition and syndication of apartment complexes in the upper Midwest. For the last five years Mr. Messerli has been principally engaged in the private practice of law with Messerli & Kramer, P.A., and engaged in real estate activities via Burgundy Properties, Inc. to a limited extent. He also has other business interests and has served on various boards of directors.

                                     7

     Philip Yordan.   Treasurer & Chairman of the Board of Directors.
     --------------   -----------------------------------------------
     Mr. Yordan is an internationally known and respected writer and producer for more than forty years and has devoted himself to being a playwright, novelist, motion picture producer and screen writer. He has been nominated three times by the Academy of Motion Picture Arts and Sciences, winning an Academy Award Oscar in 1954 for the film "Broken Lance" starring Spencer Tracy. Mr. Yordan graduated from Kent College of Law, Chicago, Illinois in 1936 and passed the Illinois State Bar in 1937. He later became a Professor of Dramatic Arts at San Diego State University
from 1975 to 1980.   Mr. Yordan authored the play, "Anna Lucasta" which
played for three years on Broadway from 1944 to 1947. In addition, Mr. Yordan has been instrumental in creating many famous films including some of the most successful epic motion pictures ever produced. Such films as:
"Battle of the Bulge," "King of Kings," "Custer of the West," "El Cid," "Man from Laramie," "Fall of the Roman Empire," "Fifty-five Days in Peking," "Circus World," "The Harder They Fall," "The Bravados," "Broken Lance," "Naked Jungle," "God's Little Acre," "Anna Lucasta," "No Down Payment," "Blowing Wild," "The Chase," "Houdini," "Johnny Guitar," "Studs Lonigan," "The Day of the Outlaw," "The Last Frontier," "Detective Story" and "The Unholy." Mr. Yordan is also the President and Director of security Film Productions, Inc. and Westland Resources, Inc.

     Daniel A. Yordan.   Secretary & Director.
     -----------------   ---------------------
     Mr. Yordan graduated from Gonzaga University with a Bachelors of Art in 1969. He later became a member of the American Society of Composers, Authors and Publishers in 1973. From 1995 to 1999 Mr. Yordan was a research associate at Aquasearch, Inc. and from 1999 to the present he has been a manufacturer's representative for the same company.

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);


     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii)  engaging in any type of business practice; or


          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Item 6.   Executive Compensation.
-------   -----------------------
     The following chart sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries' chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at October 31, 1999, the end of the Registrant's last completed fiscal year).

                                     9

                              SUMMARY COMPENSATION TABLE

                                                   Long Term Compensation
                                          Other    Awards          Payouts  All
Name and             Annual Compensation  Annual   Restricted               Other
Principal                          Bonus  Compen   Stock  Options  LTIP     Compen-
Position             Year  Salary  $      -sation  Awards /SARs    Payout   sation
-------------------------------------------------------------------------------------
William Messerli     1999  -0-     -0-    -0-      -0-    -0-      -0-
                     -0-
President &          1998  -0-     -0-    -0-      -0-    -0-      -0-      -0-
Director             1997  -0-     -0-    -0-      -0-    -0-      -0-      -0-

Philip Yordan        1999  -0-     -0-    -0-      -0-    -0-      -0-      -0-
Treasurer &          1998  -0-     -0-    -0-      -0-    -0-      -0-      -0-
Chairman of the      1997  -0-     -0-    -0-      -0-    -0-      -0-      -0-
Board of Directors

Philip Yordan, Jr.   1999  -0-     -0-    -0-      -0-    -0-      -0-      -0-
Secretary & Director 1998  -0-     -0-    -0-      -0-    -0-      -0-      -0-

                     1997  -0-     -0-    -0-      -0-    -0-      -0-      -0-

Compensation of Directors
-------------------------
     None.

Employment Contracts and Termination of Employment and Change in Control Arrangements.
-------------------------------------------------------------------------
     There are no employment contracts between the Company and any of its Officers or Directors.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     The Company has no retirement, pension, profit-sharing, insurance, or medical reimbursement plan covering its officers and directors, and does not contemplate implementing any such plan at this time. None of the Officers or directors of the Company has any options or warrants to purchase shares of the Company's common stock.


Item 7.   Certain Relationships and Related Transactions.
-------   -----------------------------------------------
     In 1993 the Company's principal shareholders contributed nine films to the Company for licensing and distribution. Additionally, Mr. Messerli contributed 412 NTSC 3/4 inch format master video cassettes. No compensation was awarded for either contribution.

     In 1988, the Company acquired $200,000 worth of motion picture production equipment from Visto International, Inc. in exchange for 200,000 shares of the Company's common stock. The equipment was purchased with common stock of the Company, which was donated to the Company by Philip Yordan. Visto International, Inc., is a privately held corporation of which William Messerli is an officer, director and sole shareholder.

     Daniel Yordan is the son of Philip Yordan.


Item 8.   Description of Securities
-------   -------------------------

     The Company is presently authorized to issue 100,000,000 shares of $0.005 par value Common Stock. All shares when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of Shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares.

     Reference is made to the Company's Articles of Incorporation and its Bylaws for a more complete description of the rights and liabilities of holders of Common Stock. The Company does not have cumulative voting rights which means that the holders of more the 50% of the Shares voting for each election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than 50% will not be able to elect any directors.

     The Company will furnish annual reports to its shareholders which will include financial statements and other interim reports as Management deems appropriate.

     The Company has appointed Fidelity Transfer Company, 1801 S. West Temple, Salt Lake City, Utah 84115, as the transfer agents and registrar for the Company's securities.


                                  PART II

Item 1. Market Price of and Dividends on the company's Common Equity and Other Shareholder Matters.
-------   ----------------------------------------------------------------
     The Company's common stock is not currently publicly traded.    The
Company currently has 247 stockholders and 2,349,540 shares issued and outstanding. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Utah Law.

Item 2.   Legal Proceedings.
-------   ------------------
     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further, none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.   Changes in and Disagreements with Accountants
-------   ---------------------------------------------
     None.


Item 4.   Recent Sales of Unregistered Securities.
-------   ----------------------------------------
     None.


Item 5.   Indemnification of Directors and Officers
-------   -----------------------------------------

     The Articles of Incorporation of Book Corporation of America provide for indemnification of directors and officers as follows:

          The Corporation shall indemnify any and all persons who may serve at any time as directors or officers or who at the request of the board of Directors of the Corporation may serve or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assignees, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them are made parties, or a party, or which may be asserted against them or any of them, by reason of having been directors or officers or a director or officers or a director or officer of the Corporation, or such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance or his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or otherwise.


     The Bylaws of Book Corporation of America provide for indemnification of directors and officers as follows:

          No officer or director shall be personally liable for any obligations arising out of any acts or conduct of said officer or director performed for or on behalf of the Corporation. The corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a director or officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of any action alleged to have been heretofore or hereafter taken or omitted to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; including power to defend such person from all suits as provided for under the provisions of the Utah Corporation Laws; provided, however that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provide for. The Corporation, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.


     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since the Utah Business Corporation Act permits indemnification of the officers and directors of a corporation in most cases for any liability suffered by them or arising out of their activities as officers and directors of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


                                  PART F/S


                        BOOK CORPORATION OF AMERICA
                       (A Development Stage Company)

                       INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants

Balance Sheets for the Period Ended April 30, 2000 and the
  Fiscal Years Ended October 31, 1999, 1998, and 1997

Statement of Operations Accumulated for the Period November 22, 1978 (Inception) to April 30, 2000 & the period November 1, 1999 to April 30, 2000 and the Years Ended October 31, 1999, 1998, and 1997

Statements of Stockholders' Equity for the Period November 22, 1978 (Inception) to April 30, 2000

Statements of Cash Flows Accumulated for the Period November 22, 1978 (Inception) to April 30, 2000 & the period November 1, 1999 to April 30, 2000 and the Years Ended October 31, 1999, 1998, & 1997

Notes to the Financial Statements


                                  PART III


Item 1.   Index and Description of Exhibits.
-------   ----------------------------------

Exhibit
Number         Title of Document                               Location
-----------    -------------------------------------           ------------
2.01           Articles of Incorporation . . . . . . . . . . . As Filed

2.02           Amended Articles of . . . . . . . . . . . . . . As Filed
               Incorporation

2.03           Bylaws. . . . . . . . . . . . . . . . . . . . . As Filed

23             Consent of Auditor. . . . . . . . . . . . . . . See Attached

27.01          Financial Data Schedule . . . . . . . . . . . . See Attached




--------------------------------------------------------------------------

                                 SIGNATURES

--------------------------------------------------------------------------

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                 Book Corporation of America


Date: July 17, 2000              By: /s/ William Messerli
                                 -------------------------
                                 President

Date: July 17, 2000              By: /s/ Philip Yordan
                                 -------------------------
                                 Treasurer

                                     15

--------------------------------------------------------------------------

                                 SIGNATURES

--------------------------------------------------------------------------

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                 Book Corporation of America


Date: July 17, 2000              By:
                                 -------------------------
                                 President

Date: July 17, 2000              By:
                                 -------------------------
                                 Treasurer


                        Book Corporation of America
                       (A Development Stage Company)

                            Financial Statements

                       April 30, 2000 (Unaudited) and
                      October 31, 1999, 1998 and 1997

















/Letterhead/
                           Schvaneveldt & Company
                        Certified Public Accountant
                     275 East South Temple, Suite #300
                         Salt Lake City, Utah 84111
                               (801) 521-2392


Darrell T. Schvaneveldt, C.P.A.


                        Independent Auditors Report
                        ----------------------------

Board of Directors
Book Corporation of America
(A Development Stage Company)

I have audited the accompanying balance sheets of Book Corporation of America, as of October 31, 1999, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the years ended October 31, 1999, 1998 and 1997 and accumulated for the period November 22, 1978 (Inception Date) to October 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Book Corporation of America, as of October 31, 1999, 1998 and 1997, and the results of its operations and its cash flows for the years ended October 31, 1999, 1998 and 1997, and accumulated for the period November 22, 1978, (Inception
Date) to October 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #7 to the financial statements, the Company has an accumulated deficit and a negative net worth at October 31, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Schvaneveldt & Company
Salt Lake City, Utah
July 14, 2000



                        Book Corporation of America
                       (A Development Stage Company)
                               Balance Sheets
     For the Period November 1, 1999 to April 30, 2000 (Unaudited) and the Fiscal Years Ended October 31, 1999, 1998, and 1997

                             (Unaudited)
                                   April    October    October   October
                                30, 2000   31, 1999   31, 1998  31, 1997
                             --------------------------------------------
     Assets

Current Assets               $      -0-  $      -0- $      -0- $      -0-
--------------

Property & Equipment
--------------------

  Production Equipment Net          -0-         -0-      4,215     10,731

Other Assets
------------

  Master Video Cassettes            -0-         -0-      3,000      3,000
  Films                             -0-         -0-     27,000     27,000
                              --------------------------------------------
      Total Other Assets            -0-         -0-     30,000     30,000
                              --------------------------------------------
      Total Assets            $     -0-  $      -0- $   34,215 $   40,731
                              ============================================


 The accompanying notes are an integral part of these financial statements
                                    F-3


                        Book Corporation of America
                       (A Development Stage Company)
                         Balance Sheets -Continued-
     For the Period November 1, 1999 to April 30, 2000 (Unaudited) and the Fiscal Years Ended October 31, 1999, 1998, and 1997

                             (Unaudited)
                                   April     October    October    October
                                30, 2000    31, 1999   31, 1998   31, 1997
                             ----------------------------------------------

      Liabilities &
      Stockholders' Equity

Current Liabilities
-------------------
  Accounts Payable            $  13,346  $  12,596  $   10,693  $    9,792

Stockholders' Equity
--------------------
  Common Shares 100,000,000
   Authorized; $0.005 Par
   Value 2,349,540 Shares
   Issued & Outstanding          11,745      11,745      11,748      11,748
  Paid In Capital             3,041,711   3,041,711   3,041,711   3,038,711
  Accumulated Deficit        (3,066,802) (3,066,052) (3,029,937) (3,019,520)
                             -----------------------------------------------
     Total Stockholders'
     Equity                  (   13,346) (   12,593)     23,522      30,939
                             -----------------------------------------------
     Total Liabilities &
     Stockholders' Equity    $      -0-  $      -0- $   34,215   $   40,731
                             ===============================================


 The accompanying notes are an integral part of these financial statements
                                    F-4


                        Book Corporation of America
                       (A Development Stage Company)
                          Statements of Operations
          Accumulated for the Period November 22, 1978 (Inception)
                       to April 30, 2000 (Unaudited)
             and the Period November 1, 1999 to April 30, 2999
            and the Years Ended October 31, 1999, 1998 and 1997

                                  (Unaudited)
                      (Unaudited)       April      October     October      October
                      Accumulated    30, 2000     31, 1999    31, 1998     31, 1997
                     ---------------------------------------------------------------
Revenues              $   250,000  $       -0- $       -0-  $       -0-  $      -0-
--------
Expenses
--------
  Administrative
   Expenses                19,266          750       1,900        3,901         100
  Depreciation            200,000          -0-       4,215        6,516       8,688
  Production Costs        132,448          -0-         -0-          -0-         -0-
  Write Down of
   Film Inventory       2,563,500          -0-         -0-          -0-         -0-
  Write Off of
   Investments &
   Other Assets           195,671          -0-      30,000          -0-         -0-
  Bad Debt                200,000          -0-         -0-          -0-         -0-
  Failed Offering
   Costs                    5,917          -0-         -0-          -0-         -0-
                     ---------------------------------------------------------------
     Total Expenses     3,316,802          750      36,115       10,417       8,788
                     ---------------------------------------------------------------
     Net Loss         ($3,316,802) ($      750) ($  36,115) ($  10,417)   ($  8,788)
                     ===============================================================

  Loss Per Share
  Weighted Average
  Shares                           ($     0.00) ($    0.01)  ($   0.01)  ($   0.01)

  Shares Outstanding                 2,349,540   2,349,540    2,349,540   2,349,540



 The accompanying notes are an integral part of these financial statements
                                    F-5


                        Book Corporation of America
                       (A Development Stage Company)
                     Statements of Stockholders' Equity
       For the Period November 22, 1978 (Inception) to April 30, 2000

                                         Common Stock         Paid-In   Accumulated
                                    Shares        Amount      Capital       Deficit
                            --------------------------------------------------------
Balance, (Inception)
November 22, 1978                      -0-  $        -0- $        -0-   $       -0-

Issues Shares for Cash
(Restated)                         300,000         1,500      126,000           -0-

Issued Shares for Literary
Production & Equipment           6,999,540        34,998      383,444           -0-

Net Losses Incurred from
Inception to October 31, 1986                                          (    442,609)

Balance, October 31, 1986        7,299,540        36,498      509,444  (    442,609)

Net Loss for Year Ended
October 31, 1987                                                       (      6,666)
                            --------------------------------------------------------
Balance, October 31, 1987        7,299,540        36,498      509,444  (    449,275)

No Operations for Year
Ended October 31, 1988

Balance, October 31, 1988        7,299,540        36,498      509,444  (    449,275)

Capital Contribution                                           55,917

Net Income for Year
Ended October 31, 1989                                                      144,629
                            --------------------------------------------------------
Balance, October 31, 1989        7,299,540        36,498     565,361 (      304,646)

Shares Returned by
Shareholders for
Cancellation                  (  4,950,000) (     24,750)      24,750

Net Loss for Year
Ended October 31, 1990                                                (     217,129)
                            --------------------------------------------------------
Balance, October 31, 1990        2,349,540        11,748     590,111 (      521,775)



 The accompanying notes are an integral part of these financial statements


                        Book Corporation of America
                       (A Development Stage Company)
               Statements of Stockholders' Equity -Continued-
       For the Period November 22, 1978 (Inception) to April 30, 2000

                                         Common Stock         Paid-In   Accumulated
                                    Shares        Amount      Capital       Deficit
                            --------------------------------------------------------
Net Loss for Year Ended
October 31, 1991                                                        (    11,224)
                            --------------------------------------------------------
Balance, October 31, 1991        2,349,540        11,748      590,111   (   532,999)

Net Loss for Year Ended
October 31, 1992                                                        (    11,236)
                            --------------------------------------------------------
Balance, October 31, 1992        2,349,540        11,748      590,111   (   544,235)

Net Loss for Year Ended
October 31, 1993                                                        (    11,248)
                            --------------------------------------------------------
Balance, October 31, 1993        2,349,540        11,748      590,111   (   555,483)

Paid In Capital for
Contributed Assets                                          2,447,000

Net Loss for Year Ended
October 31, 1994                                                        (    10,390)
                            --------------------------------------------------------
Balance, October 31, 1994        2,349,540        11,748    3,037,111   (   565,873)

Net Loss for Year Ended
October 31, 1995                                                        (    10,262)
                            --------------------------------------------------------
Balance, October 31, 1995        2,349,540        11,748    3,037,111   (   576,135)

Contributed Capital                                             1,600

Net Loss for Year Ended
October 31, 1996                                                         (2,434,597)
                            --------------------------------------------------------
Balance, October 31, 1996        2,349,540        11,748    3,038,711    (3,010,732)

Net Loss for Period Ended
October 31, 1997                                                         (    8,788)
                            --------------------------------------------------------
Balance, October 31, 1997        2,349,540        11,748    3,038,711    (3,019,520)


      The accompanying notes are an integral part of these financial statements
                                         F-7


                             Book Corporation of America
                            (A Development Stage Company)
                    Statements of Stockholders' Equity -Continued-
            For the Period November 22, 1978 (Inception) to April 30, 2000

                                         Common Stock         Paid-In   Accumulated
                                    Shares        Amount      Capital       Deficit
                            --------------------------------------------------------
Contributed Capital                                             3,000

Net Loss for Period Ended
October 31, 1998                                                        (    10,417)
                            --------------------------------------------------------
Balance, October 31, 1998        2,349,540        11,748    3,041,711   ( 3,029,937)

Net Loss for the Year Ended
October 31, 1999                                                        (    36,115)
                            --------------------------------------------------------
Balance, October 31, 1999        2,349,540        11,748    3,041,711   ( 3,066,052)

Net Loss for the Period Ended
April 30, 2000                                                          (       750)
                            --------------------------------------------------------
Balance April 30, 2000           2,349,540  $     11,748  $ 3,041,711   ($3,066,802)
                            ========================================================



 The accompanying notes are an integral part of these financial statements


                        Book Corporation of America
                       (A Development Stage Company)
                          Statements of Cash Flows
          Accumulated for the Period November 22, 1978 (Inception)
                       to April 30, 2000 (Unaudited)
             and the Period November 1, 1999 to April 30, 2000
             and the Years Ended October 31, 1999, 1998 & 1997

                                  Accumulated       2000       1999        1998      1997
                                ----------------------------------------------------------
Cash Flows from Operating
Activities
-------------------------
 Net Loss                        ($3,066,802) ($    750) ($ 3,6115) ($ 10,417) ($  8,788)
 Adjustments to Reconcile
  Net Loss to Net Cash Used
  by Operating Activities;
   Depreciation                      200,000        -0-      4,215     6,516       8,688
 Noncash Transactions;
  Write Down of Film Inventory     2,593,500        -0-     30,000       -0-         -0-
 Changes in Operating Assets
  & Liabilities;
   Increase in Accounts Payable       13,343        -0-      1,900       901         100
                                   ------------------------------------------------------
   Net Cash Used by Operating
   Activities                      ( 259,959) (     750)       -0- (   3,000)        -0-

Cash Flows from Investing
Activities                               -0-        -0-        -0-       -0-         -0-
-------------------------          ------------------------------------------------------

Cash Flows from Financing
Activities
-------------------------

 Proceeds from the Sale of
  Common Stock                       127,500        -0-        -0-       -0-         -0-
 Contributed Capital                  60,517        -0-        -0-     3,000         -0-
 Debt to Equity Conversion            71,942        -0-        -0-       -0-         -0-
                                   ------------------------------------------------------
   Net Cash Provided by Financing
   Activities                        259,959        -0-        -0-     3,000         -0-
                                   ------------------------------------------------------
   Increase (Decrease) in Cash           -0-        -0-        -0-       -0-         -0-

   Cash at Beginning of Period           -0-        -0-        -0-       -0-         -0-
                                   ------------------------------------------------------
   Cash at End of Period           $     -0-  $     -0-  $     -0- $     -0-   $     -0-
                                   ======================================================
Disclosure of Significant
Operating Activities:
   Interest                        $     -0-  $     -0-  $     -0- $     -0-   $     -0-
   Taxes                                 -0-        -0-        -0-       -0-         -0-

Significant Noncash Transactions:
Acquisition of Films and Videos
 Cassette as Contributed Capital   2,447,000
 Acquisition of Property
  & Equipment                        200,000

 The accompanying notes are an integral part of these financial statements
                                F-9

                        Book Corporation of America
                       (A Development Stage Company)
                       Notes to Financial Statements

NOTE #1 - Organization
----------------------
The Company was incorporated under the laws of the state of Utah on November 22, 1978. The Company amended its Articles of Incorporation, authorizing 100,000,000 shares of common stock having a par value of $0.005 per share.

The Articles of Incorporation grants the Company unlimited power to engage in and to do any lawful act concerning any and all lawful businesses for which corporations may be organized. The Company currently seeks to license films to television and to engage in market-by-market exploitation of the films it holds in its film inventory.

In accordance with FASB 7 the Company is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies
-----------------------------------------
A.   The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period in which the sales are finalized with customers.
C. The Company considers all short term, highly liquid investments, that are readily convertible to known amounts within ninety days as cash equivalents. The Company currently has no cash equivalents.
D. Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.
E. As a licensor of films to television or other markets the Company shall recognize revenues on the dates of the exhibition for both percentage and flat fee engagements. Revenues from license agreements that meet the requirements of FASB 53 shall be recognized when the license period begins.
F. Costs to produce a film shall be capitalized as film costs inventory and shall be amortized using the individual film forecast computation method.
G. Operating expenses and all type of income are recognized in the period in which the activities occur.
H. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets for the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.

                                    F-10

                        Book Corporation of America
                       (A Development Stage Company)
                 Notes to Financial Statements -Continued-

NOTE #3 - Non Cash Investing and Non Cash Financing Activities
--------------------------------------------------------------

In 1988, the Company issued 200,000 shares of its common stock to a related entity for assets valued at historical cost of $200,000.

The Company currently holds in its film inventory, films contributed to the Company by principal stockholders. In the year ended October 31, 1999, the Company wrote off 100% of the cost of these films, because it has not and has no plans to aggressively market the films.

NOTE #4 - Public Stock Offering
-------------------------------

In 1979, the Company conducted an intrastate public offering of its common stock shares and issued 15,000,000 pre split, 300,000 post split shares for net proceeds of $127,500.

NOTE #5 - Property & Equipment
------------------------------

The Company has assets as scheduled below. Assets are held in safekeeping by the Company's Vice-President. Assets are depreciated over the estimated useful life of the individual asset using the straight line method of depreciation.

                                                 Accumulated Depreciation
                                   Cost        1999       1998       1997
                             ---------------------------------------------
Filming Truck                 $  20,000   $  20,000  $  20,000  $  20,000
Cameras                         109,600     109,600    107,739    103,629
Lights                           38,000      38,000     36,191     34,766
Editing Equipment                 6,300       6,300      6,300      6,300
Other Equipment                  26,100      26,100     25,555     24,574
                             ---------------------------------------------
  Total                       $ 200,000   $ 200,000   $195,785  $ 189,269
                             =============================================

                                   Total Depreciation Expenses
                                   1999        1998       1997
                              ---------------------------------
                              $   4,215   $   6,516 $    8,688

                                    F-11

                        Book Corporation of America
                       (A Development Stage Company)
                 Notes to Financial Statements -Continued-

NOTE #6 - Income Taxes and Net Operating Loss Carryforwards
-----------------------------------------------------------

The Company has incurred losses that can be carried forward to offset future earnings if provisions of the Internal Revenue Codes are met. These losses are as follows:

                          Year of                Loss          Expiration
                             Loss              Amount                Date
                        --------------------------------------------------
                             1986           $ 151,480                2001
                             1987               6,666                2002
                             1988                 -0-
                             1989                 -0-
                             1990             217,129                2005
                             1991              11,224                2006
                             1992              11,236                2007
                             1993              11,248                2008
                             1994              10,390                2009
                             1995              10,262                2010
                             1996              17,597                2011
                             1997               8,788                2012
                             1998              10,417                2013
                             1999              36,115                2014

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

                                                      1999         1998        1997
                                                -----------  ----------- -----------
  Current Tax Asset Value of Net Operating
   Loss Carryforwards at Current Prevailing
   Federal Tax Rate                             $  170,999   $  158,720  $  155,387
  Evaluation Allowance at 100%
   Net Tax Assets                               (  170,999)  (  158,720) (  155,387)
                                                -----------  ----------- -----------
    Current Income Tax Expenses                 $      -0-   $      -0-  $      -0-
    Deferred Tax Expenses                              -0-          -0-         -0-


                        Book Corporation of America
                       (A Development Stage Company)
                 Notes to Financial Statements -Continued-

NOTE #7 - Going Concern
-----------------------
The Company has sustained continued losses and currently has liabilities in excess of current assets. In addition, the Company has no revenue producing activities and is dependent upon its officers to provide its cash requirements. These factors indicate considerable doubt as to the Company's ability to continue as a going concern.

The Company's management seeks to raise additional capital by additional investment from outsiders in the Company's common stock.

NOTE #8 - Related Party Transactions
------------------------------------

The Company's principal shareholders contributed nine films to the Company for licensing and distribution. These films have been valued at historical cost or a discounted fair market value of $2,407,000. In 1999, the films were revalued to $-0- each because the Company has been unable to market them.

Additionally, the Company's President contributed 412 NTSC 3/4 inch format master video cassettes. These cassettes were valued at a historical cost of $40,000, and have been revalued to have no current value.

NOTE # 9 - Motion Picture Rights and Screen Plays
-------------------------------------------------

The Company holds the motion picture rights to thirty-six screen plays, three novels, two short stories and fifty story titles and synopses. These rights and screen plays have been recorded at net asset value to reflect predecessor value and provisions of FASB 53 limiting such assets to a three year life.

NOTE # 10 - Films Inventory
---------------------------

The Company holds the following films in its inventory for licensing or market exploitation.

                                                  Fair Market
                                                     Value at
                                      Historical     Acquired     Present
Films                                       Cost         Date       Value
---------------------------------------------------------------------------
Beast Must Die                       $   135,734  $   135,734  $      -0-
Kiss From A Killer                       282,980      282,980         -0-
Scream Your Head Off                     554,491      300,000         -0-
Shiver                                   507,661      300,000         -0-
Sleeping With A Stranger                 517,515      300,000         -0-
Savage Journey                           376,756      188,266         -0-
Night Train To Terror                  1,031,208      300,000         -0-
Legend of Big Foot                     2,181,493      300,000         -0-
Bloody Wednesday                         844,463      300,000         -0-
                                     -------------------------------------
                                     $ 6,432,301  $ 2,406,980  $      -0-
                                     =====================================
                                    F-13
